Exhibit 99.1

RRSAT GLOBAL COMMUNICATIONS NETWORK SCHEDULES
2013 SECOND QUARTER RESULTS RELEASE AND CONFERENCE
CALL FOR AUGUST 8th 2013

Airport City Business Park, Israel – July 25, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today that it will release its financial results for the second quarter ended June 30, 2013, on August 8th, 2013 prior to the opening of the market. Management will host a conference call to discuss the results at 9 a.m. EDT and 4 p.m. in Israel that day.

Details are as follows:

•	Dial-in number from within the United States: 1-877-941-2068

•	Dial-in number from Israel: 1-809-21-4368

•	Dial-in number from the UK: 0800-358-5258

•	Dial-in number (other international): 1-480-629-9712

•	Playback, available until August 15, 2013 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 4629739 for the replay.

•	A live webcast is accessible at http://public.viavid.com/index.php?id=105283.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high- quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide. RRsat also offers contribution services for sports, news and events. In addition, more than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com.

Company Contact Information: Shmulik Koren, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Relations Contacts: Brett Maas, Hayden IR Tel: 646-536-7331 brett@haydenir.com or Miri Segal-Scharia MS-IR LLC Tel: 917-607-8654 msegal@ms-ir.com